WILLIAM K. HADLER 312-609-7590 whadler@vedderprice.com

                                        December 15, 2008

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:	Mr. William C. Friar
Mr. Jonathan E. Gottlieb

Re:	Northern States Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-19300
Filed November 14, 2008

Dear Mr. Friar:

On behalf of Northern States Financial Corporation (the “Company”), we are submitting the enclosed revised proxy statement in response to oral comments, regarding the pro forma financial information, we received from Mr. Friar on Friday, December 12, as well as Rebecca Moore of the Chief Accountant’s Office on Monday, December 15, 2008 with respect to the above-referenced filing.  For your convenience, enclosed is a copy of the Company’s revised preliminary proxy statement that is being submitted to the Commission today, which has been marked to show changes against the related disclosures contained in the revised preliminary proxy statement submitted under our December 8, 2008 transmittal letter.  Please refer to the revised disclosure beginning on page eight in response to the Staff’s comments.

We appreciate your prompt review of and assistance with this response.  Please feel free to contact Jennifer King at 312-609-7835 or myself with any questions or further comments.

                                        Very truly yours,

                                        William K. Hadler

WKH/bjp
Enclosure
cc:	Mr. Fred Abdula
Ms. Jennifer Durham King, Esq.